Exhibit 11.0—Computation of Per Share Earnings

    During the third quarter of 1998, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share(SFAS No. 128). Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income by average number of shares adjusted for the dilutive effect of outstanding stock options. ESOP shares are only considered outstanding for earnings per share calculations when they are committed to be released. Earnings per share of common stock for the nine months ended September 30, 1998 has been determined by dividing net loss from April 3, 1998 (date of initial public offering) through September 30, 1998 by the weighted average number of shares of common stock outstanding.

    Presented below are the calculations for the basic and diluted earnings per share:

	Three Months Ended September 30, 1999	Three Months Ended September 30, 1998	Nine Months Ended September 30, 1999	April 3, Through September 30, 1998
Basic:
Net income	$969,448	1,069,681	3,081,317	(1,409,363)
Weighted average shares outstanding	4,874,633	6,914,241	5,829,065	6,914,241

Basic earnings per share	$0.20	0.15	0.53	(0.20)

Diluted:
Net income	$969,448	1,069,681	3,081,317	(1,409,363)
Weighted average shares outstanding	4,874,633	6,914,241	5,829,065	6,914,241
Effect of dilutive stock options outstanding	—	—	—	—

Diluted weighted average shares outstanding	4,874,633	6,914,241	5,829,065	6,914,241

Diluted earnings per share	$0.20	0.15	0.53	(0.20)